UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2023

IMARA INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39247	81-1523849
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1309 Beacon Street, Suite 300, Office 341 Brookline, MA	02446
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 927-9989

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	IMRA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously announced, on October 13, 2022, Imara Inc. (“Imara”), Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Imara (“Merger Sub”), and Enliven Therapeutics, Inc., a Delaware corporation (“Enliven”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Enliven, with Enliven continuing as a wholly owned subsidiary of Imara and the surviving corporation of the merger (the “Merger”).

In connection with the Merger, Imara filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus, dated January 23, 2023 (the “Proxy Statement/Prospectus”), which Imara commenced mailing to Imara stockholders on or about January 23, 2023. Set forth below are supplemental disclosures relating to the Merger.

SUPPLEMENTAL DISCLOSURES

Imara is hereby supplementing the Proxy Statement/Prospectus with the information set forth below (the “Supplemental Disclosure”). The Supplemental Disclosure contained below should be read in conjunction with the Proxy Statement/Prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov. To the extent that information in the Supplemental Disclosure differs from or updates information contained in the Proxy Statement/Prospectus, you should rely on the information in the Supplemental Disclosure, which supersedes or supplements the Proxy Statement/Prospectus. References to sections below are references to the corresponding sections of the Proxy Statement/Prospectus; page references below are references to pages in the Proxy Statement/Prospectus prior to any additions or deletions resulting from the Supplemental Disclosure; and any capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

The Supplemental Disclosure is dated February 13, 2023, and you should not assume that the information contained in the Supplemental Disclosure is accurate as of any other date.

The Supplemental Disclosures are as follows:

Enliven’s Pipeline

The pipeline chart has been revised to reflect the advancement of Enliven’s ELVN-002 program into a Phase 1 clinical trial based on the activation of the first clinical site as well as to reflect the anticipated timing of when Enliven expects to share a more fulsome update, including safety and efficacy data from its ongoing Phase 1 clinical trial of ELVN-001. To the extent that any statements in the Proxy Statement/Prospectus are inconsistent with this revised disclosure, this revised disclosure supersedes such statements.

Prospectus Summary

Under the heading “Prospectus Summary—Litigation Related to the Merger” the first and second paragraphs on page 25 are hereby amended and restated as following (with new text in bold and deleted text in strikeout font):

In connection with the Merger, on November 23, 2022, a complaint captioned Juerling v. Imara, Inc., et al., Case No. 1:22-cv-09986 was filed in the United States District Court for the Southern District of New York against Imara and the members of its board. The complaint generally ~~alleges~~ alleged violations of Sections 14(a) and 20(a) of the

Securities Exchange Act of 1934, as amended, or the Exchange Act, in connection with the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part. In particular, the complaint generally ~~alleges~~ alleged that the registration statement ~~contains~~ contained materially misleading and incomplete information concerning, among other things: (i) certain conflicts of interest involving Imara and its board of directors; (ii) the background and sales process leading up to the Merger Agreement; (iii) Imara’s and Enliven’s financial projections; and (iv) the data and inputs underlying the financial analyses performed by SVB Securities, which acted as Imara’s financial advisor for the Merger. As relief, the complaint ~~seeks~~ sought (i) an injunction of the proposed Merger; (ii) recission in the event the Merger is consummated or, alternatively, rescissory damages; (iii) an injunction requiring the individual defendants to file a new registration statement that is not false or misleading; (iv) an award of costs, including attorneys’ and experts’ fees; and (v) any further relief that the court deems just and proper. On January 19, 2023, this action was voluntarily dismissed by plaintiff.

~~Imara believes that the complaint is wholly without merit.~~

Opinion of Imara’s Financial Advisor

Under the heading “The Merger—Opinion of Imara’s Financial Advisor” the first paragraph of the subsection on page 190 with the subheading “General” is hereby amended and restated as following (with new text in bold and deleted text in strikeout font):

SVB Securities is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. SVB Securities has provided certain investment banking services to Imara from time to time, for which it has received compensation. In the past two years, SVB Securities served as a financial advisor to Imara on the Asset Sale and as a joint book-running manager for Imara’s 2021 follow-on equity offering, for which it received aggregate fees of approximately $2.2 million. In the past two years, SVB Securities has not received fees for investment banking services from Enliven. In the past two years, SVB Securities has provided investment banking services to funds affiliated with OrbiMed, for which it received investment banking fees of less than $500,000. In the ordinary course of business, affiliates of SVB Securities provide commercial banking services to Imara, Enliven and affiliates of OrbiMed, for which they receive customary compensation that is immaterial to the affiliates of SVB Securities. In the ordinary course of business, SVB Securities and its affiliates ~~have in the past provided, currently are providing and~~ may in the future provide investment banking and commercial banking services to Imara, Enliven or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of their trading and brokerage activities, SVB Securities or its affiliates have in the past and may in the future hold positions, for their own account or the accounts of their customers, in equity, debt or other securities of Imara, Enliven or their respective affiliates.

Enliven Executive Compensation

Enliven 2022 Cash Bonuses

On January 24, 2023, Enliven’s board of directors approved the payment of bonuses under Enliven’s 2022 bonus plan, a non-equity incentive compensation plan (the “2022 Bonus Plan”). The performance metrics under the 2022 Bonus Plan consisted of goals related to clinical development, financing, strategy, and organization and talent. Enliven’s board of directors determined that Enliven met or exceeded most of these goals. In light of its review of Enliven’s accomplishments in fiscal year 2022, Enliven’s board of directors determined to approve a bonus payout to each of Sam Kintz, Helen Collins, M.D., and Benjamin Hohl of $195,000, $156,000 and $136,500, respectively, which is equal to 97.5% of each such executive’s annual target bonus for 2022.

Enliven Confirmatory Employment Letters

Enliven expects that it will enter into a confirmatory employment letter with Messrs. Kintz and Hohl and Dr. Collins, in connection with and effective as of the closing of the Merger. Each confirmatory employment letter will provide for at-will employment and no specific term.

Pursuant to the applicable confirmatory employment letter, Mr. Kintz’s annual base salary will be increased from $400,000 to $550,000, and he will be eligible to receive an annual target cash incentive payment of up to 50% of his annual base salary, Dr. Collins’ annual base salary will be increased from $400,000 to $465,000, and she will be eligible to receive an annual target cash incentive payment of up to 40% of her annual base salary, and Mr. Hohl’s annual base salary will be increased from $350,000 to $410,000, and he will be eligible to receive an annual target cash incentive payment of up to 40% of his annual base salary.

Enliven Change in Control and Severance Agreements

Enliven expects that its board of directors will approve, and Enliven’s executive officers and other key employees will enter into, change in control and severance agreements, in connection with and effective as of the closing of the Merger.

Pursuant to the change in control and severance agreements that Messrs. Kintz and Hohl and Dr. Collins are expected to enter into, if, within the 3 month period prior to or the 12 month period following a “change in control” (as defined in the applicable agreement), Enliven terminates the employment of the applicable Enliven executive without “cause ” (excluding death or disability) or such executive resigns for “good reason” (as defined in the applicable agreement) and within 60 days of such termination the executive executes and does not revoke a separation agreement and release of claims, such executive will be entitled to receive (i) a lump sum payment equal to the sum of 12 months (or 18 months with respect to Mr. Kintz) of such executive’s then current annual base salary and 100% (or 150% with respect to Mr. Kintz) of the executive’s annual target bonus, less applicable withholdings, (ii) payment of premiums to maintain group health insurance continuation benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”)” for such executive and such executive’s respective eligible dependents for up to 12 months (or 18 months with respect to Mr. Kintz) and (iii) vesting acceleration as to 100% of the then-unvested shares subject to each of such executive’s then outstanding equity awards (and in the case of awards subject to performance-based vesting conditions, such performance-based vesting conditions will be deemed achieved at target, unless otherwise specified in the applicable award agreement governing such award).

Pursuant to the change in control and severance agreements that Messrs. Kintz and Hohl and Dr. Collins are expected to enter into, if, outside of the 3 month period prior to or the 12 month period following a “change in control” (as defined in the applicable agreement), Enliven terminates the employment of the applicable executive without “cause” (excluding death or disability) or such executive resigns for “good reason” (as defined in the applicable agreement) and within 60 days of such termination the executive executes and does not revoke a separation agreement and release of claims, such executive will be entitled to receive (i) continuing payments of his or her then current annual base salary for a period of 9 months (or 12 months with respect to Mr. Kintz), and (ii) payment of premiums to maintain group health insurance continuation benefits pursuant to COBRA for such executive and such executive’s respective eligible dependents for up to 9 months (or up to 12 months with respect to Mr. Kintz).

Pursuant to the change in control and severance agreements that Messrs. Kintz and Hohl and Dr. Collins are expected to enter into, in the event any payment to the applicable executive would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended (the “Code”) (as a result of a payment being classified as a parachute payment under Section 280G of the Code), such executive will receive such payment as would entitle such executive to receive the greatest after-tax benefit, even if it means that Enliven pays such executive a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Enliven Employee Incentive Compensation Plan

Enliven expects that its board of directors will approve an employee incentive compensation plan (the “Master Bonus Plan”) in connection with and effective as of the closing of the Merger.

The Enliven board of directors or a committee appointed by the Enliven board of directors will administer the Master Bonus Plan, provided that unless and until the Enliven board of directors determines otherwise, the compensation committee of the Enliven board of directors will administer the Master Bonus Plan. The Master Bonus Plan allows the administrator to provide awards to employees selected for participation, who may include certain of Enliven’s named executive officers, which awards may be based upon performance goals established by the administrator. The administrator may establish a target award for each participant under the Master Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula as the administrator determines to be appropriate.

Under the Master Bonus Plan, the administrator will determine the performance goals, if any, applicable to any target award (or portion thereof) for a performance period, which may include, without limitation, goals related to: (i) research and development, (ii) regulatory milestones or regulatory-related goals, (iii) gross margin, (iv) financial milestones, (v) new product or business development (including geographical expansion) or sales, marketing or other commercial matters, (vi) operating margin, (vii) product release timelines or other product release milestones, (viii) publications, (ix) cash flow, (x) procurement, (xi) savings, (xii) internal structure, (xiii) leadership development, (xiv) project, function or portfolio-specific milestones, (xv) license or research collaboration agreements, (xvi) capital raising, (xvii) patent filings and (xviii) individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, the performance goals may be based on GAAP or non-GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of awards under the Master Bonus Plan when determining whether the performance goals have been met. The performance goals may be based on any factors the administrator determines relevant, including without limitation on an individual, divisional, portfolio, project, business unit, segment or company-wide basis. Any criteria used may be measured on such basis as the administrator determines, including without limitation: (a) in absolute terms, (b) in combination with another performance goal or goals (for example, but not by way of limitation, as a ratio or matrix), (c) in relative terms (including, but not limited to, results for other periods, passage of time and/or against another company or companies or an index or indices), (d) on a per-share basis, (e) against Enliven’s performance as a whole or a segment and/or (f) on a pre-tax or after-tax basis. The performance goals may differ from participant to participant and from award to award. Failure to meet the applicable performance goals will result in a failure to earn the target award, subject to the administrator’s discretion to modify an award. The administrator also may determine that a target award (or portion thereof) will not have a performance goal associated with it but instead will be granted (if at all) as determined by the administrator.

The administrator may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the administrator’s discretion. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards under the Master Bonus Plan generally will be paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by the administrator, provided that the administrator reserves the right, in its sole discretion, to settle an actual award with a grant of an equity award with such terms and conditions, including vesting requirements, as determined by the administrator in its sole discretion. Unless otherwise determined by the administrator, to earn an actual award, a participant must be employed by Enliven (or an affiliate of Enliven, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but in no case after the later of (i) the 15th day of the third month of the fiscal year immediately following the fiscal year in which the bonuses vest and (ii) March 15 of the calendar year immediately following the calendar year in which the bonuses vest.

Awards under Enliven’s Master Bonus Plan will be subject to reduction, cancellation, forfeiture or recoupment in accordance with any clawback policy that Enliven adopts pursuant to the listing standards of any national securities exchange or association on which Enliven’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, the administrator will be able to impose such other clawback, recovery or recoupment provisions with respect to an award under the Master Bonus Plan as the administrator determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock or other property provided with respect to an award.

The administrator will have the authority to amend or terminate the Master Bonus Plan. However, such action may not materially alter or materially impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Master Bonus Plan will remain in effect until terminated in accordance with the terms of the Master Bonus Plan.

Enliven Post-Closing Executive Equity Awards

Enliven expects that its board of directors will grant new equity awards covering shares of common stock of Enliven to its executive officers and certain other key employees following the closing of the Merger, with the size and terms of such equity awards to be based on the recommendations of AON / Radford, the independent compensation consultant of the compensation committee of Enliven’s board of directors. These new equity awards are expected to consist of stock options under the Imara Inc. 2020 Equity Incentive Plan, as amended, and a standard form of option agreement thereunder. Each new equity award will generally vest over four years following the date of grant, subject to the recipient’s continued service to Enliven. Enliven expects that Sam Kintz, Helen Collins, M.D., and Benjamin Hohl will each receive new stock options covering approximately 1.1%, 0.5% and 0.5%, respectively, of Enliven’s outstanding shares, as measured immediately following the closing of the Merger on a fully diluted basis.

Enliven Outside Director Compensation Policy

Enliven expects that its board of directors will approve an outside director compensation policy for non-employee directors of the board, in connection with and effective as of the closing of the Merger (the “Director Compensation Policy”).

Under the Director Compensation Policy, each non-employee director will receive the cash and equity compensation for board services described below. Enliven will also reimburse non-employee directors for reasonable, customary, and documented travel expenses to board of director or committee meetings.

The Director Compensation Policy will include a maximum annual limit of $750,000 of cash retainers or fees and the Value (as defined below) of equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year, increased to $1,000,000 in the first year an individual becomes a non-employee director. Any cash compensation paid, or equity awards granted to a person for their services as an employee, or for their services as a consultant (other than as a non-employee director), or prior to the effective date of the non-employee Director Compensation Policy will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to Enliven’s non-employee directors.

Cash compensation

Non-employee directors will be entitled to receive the following cash compensation for their services under the Director Compensation Policy:

•	$35,000 per year for service as a board member;

•	$15,000 per year for service as chair of the audit committee;

•	$7,500 per year for service as a member of the audit committee;

•	$10,000 per year for service as chair of the compensation committee;

•	$5,000 per year for service as a member of the compensation committee;

•	$8,000 per year for service as chair of the nominating and corporate governance committee; and

•	$4,000 per year for service as a member of the nominating and corporate governance committee.

Each non-employee director who serves as the chair of a committee will receive the annual fee for service as a member of the Enliven board of directors and only the additional annual cash fee as the chair of the committee, and not the annual fee as a member of the committee. All cash payments to Enliven’s outside directors will be paid quarterly in arrears on a pro-rated basis.

Equity Compensation

Merger Award: Each individual who is a non-employee director as of the effective date of the Director Compensation Policy will receive, on the first trading date on or after closing of the Merger, an award (a “Merger Award”) of stock options to purchase a number of shares of common stock of Enliven having a Value (as defined below) of $500,000 (provided that the Merger Award granted to the outside director who serves as the non-executive chair of Enliven’s board of directors (the “Chair”) will have a Value of $625,000), with any resulting fraction rounded down to the nearest whole share; provided that the number of shares subject to a Merger Award will not exceed a specified share limit (with such limit proportionately increased with respect to the Chair), with such limit subject to equitable adjustment by the Enliven board of directors in the event of certain capitalization adjustments. Each Merger Award will vest in equal monthly installments over a 36 month period, in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date.

Initial Award: Each individual who first becomes a non-employee director after closing of the Merger and who does not receive a Merger Award will receive, on the first trading date on or after the date on which the person first becomes a non-employee director (the “Initial Start Date”), an award (an “Initial Award”) of stock options to purchase a number of shares of common stock of Enliven having a Value (as defined below) of $500,000, with any resulting fraction rounded down to the nearest whole share; provided that the number of shares subject to an Initial Award will not exceed a specified share limit, with such limit subject to equitable adjustment by the Enliven board of directors in the event of certain capitalization adjustments. Each Initial Award will vest in equal monthly installments over a 36 month period, in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date. If the individual was a member of the Enliven board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to Initial Awards.

Annual Award: Each non-employee director automatically will receive, on the first trading day immediately following each annual meeting of Enliven’s stockholders which occurs in the year following the effective date of the Director Compensation Policy, an annual award (an “Annual Award”) of stock options to purchase a number of shares of common stock having a Value (as defined below) of $250,000 (provided that an Annual Award granted to the Chair will have a Value of $312,500), with any resulting fraction rounded down to the nearest whole share; provided that the first Annual Award granted to an individual who first becomes a non-employee director following the effective date of the Director Compensation Policy will have a Value (as defined below) equal to the product of (A) $250,000 multiplied by (B) a fraction, (i) the numerator of which is the number of fully completed months between the applicable Initial Start Date and the date of the first annual meeting of Enliven’s stockholders to occur after such individual first becomes a non-employee director, and (ii) the denominator of which is 12; and provided further that the number of shares subject to an Annual Award will not exceed a specified share limit (with such limit proportionately increased with respect to the Chair), with such limit subject to equitable adjustment by the Enliven board of directors in the event of certain capitalization adjustments and automatic pro rata adjustment pursuant to the terms of the Director Compensation Policy with respect to the first Annual Award granted to an individual who first becomes a non-employee director following the effective date of the Director Compensation Policy. Each Annual Award will vest in full on the first anniversary of the date on which the Annual Award is granted, in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date.

For purposes of the Director Compensation Policy, “Value” will mean grant date fair value as determined in accordance with U.S. generally accepted accounting principles (“GAAP”), or such other methodology the Enliven board of directors or any designated committee of the Enliven board of directors, as applicable, may determine prior to the grant of the applicable equity award becoming effective.

In the event of a “change in control” (as defined in the Director Compensation Policy), each non-employee director will fully vest in their outstanding Enliven equity awards issued under the Director Compensation Policy, including any Merger Award, Initial Award or Annual Award, immediately prior to the consummation of the change in control provided that the non-employee director continues to be a non-employee director through such date.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (Securities Act)) concerning Enliven, Imara, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Imara and Enliven, as well as assumptions made by, and information currently available to, management of Imara and Enliven. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Statements that are not historical facts are forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the potential of, and expectations regarding, Enliven’s product candidates, including ELVN-001 and ELVN-002 and statements regarding the milestones and timing of such milestones for Enliven’s product candidates, including ELVN-001 and ELVN-002. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the limited operating history of Enliven; the significant net losses incurred since inception; the ability to raise additional capital to finance operations; the ability to advance product candidates through preclinical and clinical development; the ability to obtain regulatory approval for, and ultimately commercialize, Enliven’s product candidates; the outcome of preclinical testing and early clinical trials for Enliven’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements; Enliven’s limited experience in designing clinical trials and lack of experience in conducting clinical trials; the ability to identify and pivot to other programs, product candidates, or indications that may be more profitable or successful than Enliven’s current product candidates; the substantial competition Enliven faces in discovering, developing, or commercializing products; the negative impacts of the COVID-19 pandemic on operations, including ongoing and planned clinical trials and ongoing and planned preclinical studies; the ability to attract, hire, and retain skilled executive officers and employees; the ability of Enliven to protect its intellectual property and proprietary technologies; reliance on third parties, contract manufacturers, and contract research organization; the risk that the conditions to the closing of the Merger and the Enliven pre-closing financing are not satisfied, including the failure to obtain stockholder approval for such transactions from both Imara and Enliven’s stockholders or to complete the transactions in a timely manner or at all; uncertainties as to the timing of the consummation of the Merger and the Enliven pre-closing financing; risks related to Imara’s continued listing on the Nasdaq Stock Market until closing of the Merger and the Enliven pre-closing financing; risks related to Imara’s and Enliven’s ability to correctly estimate their respective operating expenses and expenses associated with the Merger and the Enliven pre-closing financing, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement or the Enliven pre-closing financing; competitive responses to the Merger and the Enliven pre-closing financing; unexpected costs, charges or expenses resulting from the Merger and the Enliven pre-closing financing; the outcome of any legal proceedings that may be instituted against Imara, Enliven or any of their respective directors or officers related to the Merger Agreement, the Enliven pre-closing financing, or the proposed transactions contemplated thereby; the effect of the announcement or pendency of the transactions on Imara’s or Enliven’s business relationships, operating results and business generally; and legislative, regulatory, political and economic developments and general market conditions. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Imara’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC as well as the Proxy Statement/Prospectus. Imara and Enliven can give no assurance that the conditions to the Merger and the Enliven pre-closing financing will be satisfied. Except as required by applicable law, Imara and Enliven undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report on Form 8-K relates to the proposed transaction. In connection with the proposed transaction, Imara filed with the SEC amendments to the registration statement on Form S-4 on December 19, 2022 and January 9, 2023. The registration statement (the “Proxy Statement/Prospectus”) was declared effective by the SEC on January 23, 2023, and Imara commenced mailing the Proxy Statement/Prospectus to stockholders of Imara on or about January 23, 2023. Imara also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. Investors

and shareholders may obtain free copies of the Proxy Statement/Prospectus and other documents filed by Imara with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the proxy statement/prospectus and other documents filed by Imara with the SEC by contacting Morrow Sodali at IMRA@info.morrowsodali.com.

Participants in the Solicitation

Imara, Enliven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Imara’s directors and executive officers is included in Imara’s Annual Report on Form 10-K (including any information incorporated therein by reference) filed with the SEC by Imara on March 15, 2022, the proxy statement for Imara’s 2022 annual meeting of stockholders filed with the SEC on April 22, 2022 and in the Proxy statement/Prospectus. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMARA INC.

Date: February 13, 2023	By:	/s/ Rahul D. Ballal
	Name:	Rahul D. Ballal
	Title:	President and Chief Executive Officer